Exhibit 99.247

NexTech AR Expands into China

Hiring Steven Seet as Senior Director, Asia Pacific

●	Seet brings over 30 years of experience to the NexTech team, ranging from international trade show organization to managing mega convention and exhibition centers

●	His previous work ranges from Singex Group, the Jakarta Convention Center, various exhibition organizing companies and both National and Regional MICE Organizations

●	The addition of Seet and his vast network will help NexTech further engrain itself in Asia’s $229B MICE industry

Vancouver B.C., Canada; Shenzhen, China – December 11, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that it has added Meeting Incentive, Convention & Exhibition (MICE) industry veteran, Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

Seet is a pioneer in the MICE industry with over 30 years’ experience spanning from international trade shows organization to mega convention and exhibition center management. During his career, he has held many senior positions including CEO of Jakarta Convention Center, Group GM of Singex Group, and Managing Director of various exhibition organizing companies, along with numerous Chairmanship and Vice Chairmanship positions in National and Regional MICE Organizations throughout Asia. Throughout his career, Seet has also worked with Oshidori International, ExpoBee, Bohai International Convention and Exhibition Center, Blenheim Asia, UBM Asia, Montgomery Network, Singapore Exhibition Services, Hong Kong Exhibition Services and Bangkok Exhibition Services.

Based in Shenzhen, China, Seet is well positioned to help NexTech AR penetrate into Asia Pacific MICE industry, including the tremendous potential in China. China’s MICE travel and tourism market is showing rapid growth and is expected to reach a market value of over $31 billion by 2026. Through his diverse experience, Seet will be able to introduce and develop virtual and new hybrid events that meet the shifting demands of the Asia-Pacific market.

“The addition of Steven Seet is a win for NexTech’s Asia Pacific team, his experience and know-how around some of the region’s largest and reputable convention centers and organizers will simplify our continued push within the Asia Pacific MICE market,” Yau Boon Lim, President and Managing Director, Asia Pacific at NexTech AR. “NexTech has been able to succeed in North America because of its recruitment and reliance on top talent from companies ranging from Apple, Microsoft to SAP. In the Asia-Pacific market, we are creating partnerships and attracting experts like Seet from the MICE industry to replicate that same success. We look forward to him joining the team and believe his influence and network will be a tremendous asset to NexTech.”

NexTech CEO Evan Gappelberg comments, “We are rapidly growing our global reach and with this new hire of Mr. Seet, we have expanded into the largest market in the world, China. We see tremendous growth opportunities throughout Asia where demand for our AR, and virtual experience solutions is quite strong. Having experienced and connected professionals on the NexTech team in Asia and throughout the globe will accelerate our landing of large contracts with well-known players in the region, setting the stage for another tremendous year of growth in 2021”.

A report by Allied Market Research notes that the Asia-Pacific MICE industry generated revenue of $229 billion in 2017 and is expected to grow at a CAGR of 8.6% to reach $441.1 billion by 2025, providing a significant opportunity for virtual and hybrid events.

Pursuant to the Company’s stock option plan, the Company has issued 33,000, 3-year stock options priced at $6.51CDN. The Company also announces the cancellation of 200,000 incentive stock options previously granted on November 12, 2020.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Conference Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.